Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

INTIER AUTOMOTIVE INC.

SPECIAL MEETING OF SHAREHOLDERS
REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, s11.3)

Wednesday, March 30, 2005

CLASS A SUBORDINATE VOTING SHARES

(a)	All Votes Cast
		No. of Votes	Percentage
	FOR the special resolution, the full text of which is set out in Exhibit A to the Management Information Circular/Proxy Statement dated March 7, 2005, approving a plan of arrangement of Intier Automotive Inc. under section 182 of the Business Corporations Act (Ontario) (the "Arrangement Resolution")	2,947,768	75.04%

	AGAINST the Arrangement Resolution	980,512	24.96%

(b)	Votes Cast by Minority Shareholders

	FOR the Arrangement Resolution	1,662,644	62.90%

	AGAINST the Arrangement Resolution	980,512	37.10%

CLASS B SHARES

The Arrangement Resolution was authorized, approved and adopted by written resolution of all of the holders of the Class B Shares	42,751,938	100%

PREFERRED SHARES

The Arrangement Resolution was authorized, approved and adopted by written resolution of all of the holders of the Preferred Shares	2,171,650	100%

INTIER AUTOMOTIVE INC.
Date March 30, 2005	By: /s/ Bruce R. Cluney Bruce R. Cluney, Secretary

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